                         SEPARATION AGREEMENT
                         --------------------

      Grossman's, Inc., a Delaware corporation ("Grossman's"), and Thomas
R. Schwarz ("Mr. Schwarz") hereby agree with respect to Mr. Schwarz's resignation from the employ of Grossman's, as follows:

      1. Mr. Schwarz hereby resigns from the office of Chief Executive Officer and as a member of the Board of Directors of Grossman's and such of its subsidiaries and affiliates effective at 11:59 p.m. Eastern Standard Time, on November 28, 1994. Mr. Schwarz also hereby resigns as an employee of Grossman's, effective at 11:59 p.m., Eastern Standard Time, on November 28, 1994.

      2. Until November 30, 1994, Mr. Schwarz will continue to receive his Base Salary (as defined in the Employment Agreement dated as of May 23, 1990, as amended to date (the "Employment Agreement"), between Grossman's and Mr. Schwarz) in accordance with past practice, and shall otherwise be considered an employee of Grossman's for all purposes until such date.

      3. On November 29, 1994, Grossman's shall pay to Mr. Schwarz an amount equal to $1,875,600.00, subject to withholdings for taxes, by wire transfer of immediately available funds or by delivery of a certified or bank check in full satisfaction of Grossman's obligations under Paragraph 8(c) of the Employment Agreement. Mr. Schwarz agrees to cooperate with Grossman's to terminate his beneficial interest in the irrevocable grantor trust established pursuant to Paragraph 8(d) of the Employment Agreement.

   [  4.    Deleted paragraph is not related to compensation of Mr.
Schwarz or release of his rights. ]

      5. At the time of Mr. Schwarz' retirement from office, Grossman's agrees that he will be entitled to exercise options for the purchase of common stock of Grossman's as follows:


      Date of       Total         Shares       Per Share
      Option        Shares        Vested       Exercise Price
      ------        ------        ------       --------------
      12/11/90      400,000       400,000          $2.3125


In consideration of the agreements herein, Mr. Schwarz agrees to relinquish any and all rights to any other options previously granted to him whether or not such options have vested prior to the duties of this Agreement. For purposes of the provisions of the options regarding exercise, notwithstanding any such provisions to the contrary, Mr. Schwarz shall have the right to exercise said options, in whole or in part, at any time or times on or prior to December 31, 1995, at which time all such options shall terminate. All vested options are fully exercisable. No additional shares shall vest after November 28, 1994.

      6. Following the execution of this agreement, Mr. Schwarz will not disparage Grossman's, including its products or management, in any communications (whether in writing or otherwise) with or to any of its customers, suppliers, employees or investors (including investment analysts). It shall not be considered disparagement of Grossman's for Mr. Schwarz to state publicly that he has retired in part as a result of a disagreement in philosophy with the Board of Directors of Grossman's concerning operations and management.

      7. Grossman's will issue the attached press release regarding Mr. Schwarz' retirement on November 29, 1994. Mr. Schwarz agrees to attend one or more meetings with his direct reports on November 29, 1994 in Braintree to discuss his retirement from Grossman's. Inquiries from third parties to Grossman's directors and officers will be referred to Sydney L. Katz, President and Chief Executive Officer, who will respond in a manner which is consistent with the press release. Grossman's agrees not to disparage Mr. Schwarz, including his work, in any communications (whether in writing or otherwise).

      8. Except as otherwise set forth herein and except for the provisions of Paragraph 10 of the Employment Agreement, which shall survive in full force and effect the execution and delivery of this Agreement, the Employment Agreement shall terminate and be of no further force and effect after November 28, 1994.

      9. Mr. Schwarz shall return to Grossman's any keys, credit cards, records and other property of Grossman's which he may have in his possession.

      10. Grossman's agrees to pay the reasonable fees and expenses of Mr. Schwarz' counsel, Skadden, Arps, Slate, Meagher & Flom in connection with the negotiation of this Agreement.

      11. Nothing in this Agreement shall impair or prejudice Mr. Schwarz' rights to indemnification under Grossman's charter or bylaws or to the benefits of any directors and officers liability insurance policies maintained by Grossman's.

      12. Grossman's shall, promptly after the receipt of appropriate documentation, reimburse Mr. Schwarz for any business expenses incurred by him prior to the date of this Agreement.

      13. In the event that any amounts paid to Mr. Schwarz pursuant to this Agreement are sought to be set aside or recovered as a "preference"
item in any proceeding under the federal bankruptcy laws, Mr. Schwarz shall be entitled to pursue (or assert in his defense) any claims for monetary or other damages he may then have against Grossman's.

      14. The obligations of Grossman's set forth herein are in full payment of any amounts due Mr. Schwarz in respect of his employment by Grossman's and the termination thereof. Except as provided herein, Mr. Schwarz has no claim of any nature against Grossman's related to such employment or termination, and Mr. Schwarz, on behalf of himself and his heirs and legal representatives, releases and discharges Grossman's and its directors and officers from all such claims, including without limitation any such claim arising under federal or state laws relating to the payment of compensation or benefits or to discriminatory employment practices. Notwithstanding the foregoing, Mr. Schwarz shall be entitled to his rights to continue certain health coverage benefits in accordance with the applicable provisions of the Consolidated Omnibus Budget Reconciliation Act of 1986. November 28, 1994 shall be Mr. Schwarz' date of termination for purposes of determining such rights.

      15. Except as provided herein, Grossman's has no claim of any nature against Mr. Schwarz related to his employment and Grossman's, on behalf of itself, its officers and directors, releases and discharges Mr. Schwarz, his heirs and legal representatives from all such claims.

      16. This Agreement shall be governed by and construed in accordance with the internal laws of The Commonwealth of Massachusetts. If any provision of this Agreement should for any reason be held invalid or unenforceable in any respect, such holding shall not affect any other provision of this Agreement, and such invalid or unenforceable provision shall be construed so as to be enforceable to the maximum extent compatible with applicable law.

      17. In signing this Agreement, you represent that you do so voluntarily and that you have been afforded a full and reasonable opportunity to consider its terms and to consult with or seek advice from any person of your choosing. You further represent that in signing this Agreement you have not relied on any agreements or representations, oral or otherwise, express or implied, with respect to the subject matter hereof which are not set forth expressly in this Agreement.


GROSSMAN'S INC.                   THOMAS R. SCHWARZ


___________________________       _____________________________
Dated:  November 28, 1994         Dated:  November 28, 1994